Exhibit 6.10

Broker-Dealer Onboarding Agent Engagement Agreement – Reg A+ Tier 2

This agreement (together with exhibits and schedules, the “Agreement”) is entered into by and between Grass QOZF, Inc. (“Client”), a Nevada, and Rialto Markets LLC., a Delaware Limited Liability Company (“Rialto”) and FINRA registered Broker Dealer in all 50 states and Puerto Rico. Client and Rialto agree to be bound by the terms of this Agreement, effective as of 12/06/2021 (the “Effective Date”):

Whereas, Rialto is a registered broker-dealer providing services in the equity and debt securities market, including offerings conducted via SEC approved exemptions such as Reg D 506(b), 506(c), Regulation A+, Reg CF and others;

Whereas, Client is offering securities directly to the public in an offering exempt from registration under Regulation A Tier 2 (the “Offering”) for $50,000,000; and

Now, Therefore, in consideration of the mutual promises and covenants contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Appointment, Term, and Termination

Client hereby engages and retains Rialto to provide operations and compliance services as listed:

a.	Act as the Onboarding Agent for 1A (SEC), 5110 (FINRA) and Blue-Sky (States & Territories) filings’
b.	Provide introductions and coordination with engaging additional parties and service providers
c.	assist with use of an “Issuer Reg A Raise” website where potential and current investors begin the process of onboarding/investing by entering their interest, required personal information and review and sign all offering related documentation;
d.	performing AML/KYC on all investors;
e.	coordination with Registered Transfer Agent of the Company or Cap Table Manager;
f.	coordination with the escrow agent of the Company for funds raised;
g.	coordination with the Company’s legal partners; and
h.	providing other financial advisory services normal and customary for similar transactions and as may be mutually agreed upon by Rialto Markets LLC and the Company (collectively, the “Services”).
i.	Investment Applicant Services (see Schedule B for associated fees)
j.	Connecting “Payment Rails” for the use of providing investors with the ability to invest in the offering using ACH and if available, credit cards.

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The Agreement will commence on the Effective Date and will remain in effect for a period of twelve (12) months and will renew automatically for successive renewal terms of twelve (12) months each unless any party provides notice to the other party of non-renewal at least sixty (60) days prior to the expiration of the current term. If Client defaults in performing the obligations under this Agreement, the Agreement may be terminated (i) upon sixty (60) days written notice if Client fails to perform or observe any material term, covenant or condition to be performed or observed by it under this Agreement and such failure continues to be unremedied, (ii) upon written notice, if any material representation or warranty made by either Rialto or Client proves to be incorrect at any time in any material respect, (iii) in order to comply with a Legal Requirement, if compliance cannot be timely achieved using commercially reasonable efforts, after providing as much notice as practicable, or (iv) upon thirty (30) days’ written notice if Client or Rialto commences a voluntary proceeding seeking liquidation, reorganization or other relief, or is adjudged bankrupt or insolvent or has entered against it a final and unappealable order for relief, under any bankruptcy, insolvency or other similar law, or either party executes and delivers a general assignment for the benefit of its creditors. The description in this section of specific remedies will not exclude the availability of any other remedies. Any delay or failure by Client to exercise any right, power, remedy or privilege will not be construed to be a waiver of such right, power, remedy or privilege or to limit the exercise of such right, power, remedy or privilege. No single, partial or other exercise of any such right, power, remedy or privilege will preclude the further exercise thereof or the exercise of any other right, power, remedy or privilege. All terms of the Agreement, which should reasonably survive termination, shall so survive, including, without limitation, limitations of liability and indemnities, and the obligation to pay Fees relating to Services provided prior to termination.

Fees for early termination of the offering by the Client post the issuance of the FINRA No Objection Letter will be the greater of $30,000 or the percentage owed to Rialto as agreed to within this agreement, not to exceed $30,000. As Rialto does not charge any fees up front, this early termination fee is to cover costs associated with the services and work performed by Rialto up to the point of early termination and any regulatory type requirements after.

The Client has a right of “termination for cause” which includes the material failure of Rialto to provide the services outlined in this agreement. A Client’s exercise of its right of “termination for cause” eliminates any obligations with respect to the payment of any termination fee or provision of any right of first refusal. The Client shall not be responsible for paying the termination fee unless an offering or other type of transaction (as set forth in this agreement) is consummated within two (2) years of the date of the engagement is terminated by the Client.

2. Services. Rialto will perform the services listed above in section 1, in connection with the Offering (the “Services”). Unless otherwise agreed to in writing by the parties.

3. Compensation. As compensation for the Services, Client shall pay to Rialto fees equal to 3% for Broker Dealer Onboarding Agent services listed as a-i in section 1 above on the aggregate amount raised by the Client for the Platinum Service Level. This will only start after FINRA Corporate Finance issues a No Objection Letter for the offering. Client authorizes Rialto to deduct the fee directly from the Client’s third-party escrow or payment account. At 3%, the Maximum compensation is $1,500,000. There is NO compensation paid to Rialto in equity form.

As compensation for Investor Outreach Services, where Rialto will introduce the offering to its network of Institutional and Accredited types of investors, Client will pay Rialto 8% of the successful amount raised only through Rialto’s direct introductions/ and introductory efforts. Although the offering is for $50,000,000, Rialto does not estimate raising more than $20,000,000 of the $50M through Investor Outreach, so is setting the maximum commission of $1,600,000 regardless of raising more than $20M.

All Blue-Sky Notice filings and related requirements and obligations (filings and fees) will be handled by the Company and will be the responsibility of the Company or their agent.

There are no expected out of pocket due diligence expenses.

The Client shall also engage Rialto as a consultant to provide ongoing general consulting services relating to the Offering such as coordination with third party vendors and general guidance with respect to the Offering. The Client will pay a one-time Consulting Fee of $5,000 which will be due and payable thirty 30 days after FINRA issues a No Objection Letter.

The Maximum Compensation is $3,105,000 ($1,500,000 for 3% of Success and $1,600,000 for 8% of Investor Outreach and $5,000 Consulting Fee post FINRA issued No Objection Letter).

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4. Regulatory Compliance

Client and all its third-party providers shall at all times (i) comply with direct requests of Rialto; (ii) maintain all required registrations and licenses, including foreign qualification, if necessary; and (iii) pay all related fees and expenses (including the FINRA Corporate Filing Fee), in each case that are necessary or appropriate to perform their respective obligations under this Agreement. Client shall comply with and adhere to all Rialto policies and procedures.

As this offering has already been reviewed (5110 No Objection Letter) by FINRA Corporate Finance, there is no filing fee to transfer this offering to Rialto Markets LLC.

Client and Rialto will have the shared responsibility for the review of all documentation related to the Transaction but the ultimate discretion about accepting a client will be the sole decision of the Client. Each Investor will be considered to be that of the Client’s and NOT Rialto.

Client and Rialto will each be responsible for supervising the activities and training of their respective sales employees, as well as all of their other respective employees in the performance of functions specifically allocated to them pursuant to the terms of this Agreement.

Client and Rialto agree to promptly notify the other concerning any material communications from or with any Governmental Authority or Self-Regulatory Organization with respect to this Agreement or the performance of its obligations, unless such notification is expressly prohibited by the applicable Governmental Authority.

5. Role of Rialto. Client acknowledges and agrees that Client will rely on Client’s own judgment in using Rialto’ Services. Rialto (i) makes no representations with respect to the quality of any investment opportunity or of any issuer; (ii) does not guarantee the performance to and of any Investor; (iii) will make commercially reasonable efforts to perform the Services in accordance with its specifications; (iv) does not guarantee the performance of any party or facility which provides connectivity to Rialto; and (v) is not an investment adviser, does not provide investment advice and does not recommend securities transactions and any display of data or other information about an investment opportunity, does not constitute a recommendation as to the appropriateness, suitability, legality, validity or profitability of any transaction. Nothing in this Agreement should be construed to create a partnership, joint venture, or employer-employee relationship of any kind.

Client acknowledges and agrees that Rialto was not made aware of any, nor was Rialto part of the production or distribution or use of any “Testing The Waters” materials.

6. Indemnification and Legal

As part of this Agreement, indemnification provisions between the parties are set out in Schedule A and form part of this Agreement.

Each provision of this Agreement is several and is not affected if another provision of this Agreement is found to be invalid or unenforceable or to contravene applicable law or regulations. This Agreement is not intended to and does not confer any rights upon any shareholder of the Company or, except as expressly provided herein, any other person. The provisions of this letter agreement shall be binding upon the Company and its successors and assigns.

Nothing herein is intended to create or shall be construed as creating a fiduciary relationship between the Company and Rialto Markets LLC. No term or provision of this agreement may be amended, discharged or modified in any respect except in writing signed by the parties hereto. This Agreement sets out the entire agreement between us.

This Agreement will be construed in accordance with the laws of the State of New York. Any dispute, controversy or claim directly or indirectly relating to or arising out of this Agreement, or the breach thereof, shall be settled by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

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The costs and expenses (including reasonable attorney’s fees of the prevailing party) shall be borne and paid by the party that the arbitrator, or arbitrators, determines is the non-prevailing party. The Company agrees and consents to personal jurisdiction, service of process and venue in any federal or state court within the State of New York in connection with any action brought to enforce an award in arbitration and in connection with any action to compel arbitration.

Each of Rialto Markets LLC and the Company on its own behalf and, to the extent permitted by applicable law, on behalf of its shareholders waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of the engagement of Rialto Markets LLC pursuant to, or the performance by Rialto Markets LLC of the services contemplated by this agreement.

Pursuant to the requirements of the USA Patriot Act (the “Act”) and other applicable laws, rules and regulations, Rialto Markets LLC is required to obtain, verify and record information that identifies the Company, which information includes the name and address of the Company and other information that will allow Rialto Markets LLC to identify the Company in accordance with the Act and such other laws, rules and regulations.

7. Confidentiality

“Confidential Information” means any information disclosed to a receiving party by the disclosing party, either directly or indirectly in writing, orally or by inspection of tangible objects, including without limitation announced and unannounced products, disclosed and undisclosed business plans and strategies, financial data and analysis, customer names and lists, customer data, funding sources and strategies, and strategies involving strategic business combinations which are conspicuously labeled and/or marked as being confidential or otherwise proprietary to the disclosing party. The receiving party agrees not to disclose any Confidential Information to third parties or to employees of the receiving party, except to its officers, directors, employees, partners, and advisors (including, but not limited to legal counsel, consultants, accountants and financial advisors). Those that receive the Confidential Information, collectively, “Representatives”, are required to have the Confidential Information in order to evaluate or engage in discussions concerning the opportunity. The Company will only release the Confidential Information to Representatives after first apprising such Representatives of their obligation to treat such disclosed information as Confidential Information of the disclosing party.

The Client acknowledges that upon closing of the Financing, Rialto Markets LLC may, at its own expense, place an announcement in such newspapers, periodicals and other media, as it may choose, stating that Rialto Markets LLC has acted as the financial advisor to the Company, and provided the trading platform for the securities issued by the Company, in connection with such Financing. Any other text included in such announcement is subject to the prior written approval of the Company. The Company agrees to state, in any press release issued in connection with the Financing that Rialto Markets LLC and its Representatives have acted as the issuance advisor to the Company.

Should the Company wish to proceed, please confirm acceptance of the terms of this Agreement by signing and returning one copy to me.

8. Miscellaneous

ANY DISPUTE OR CONTROVERSY BETWEEN THE CLIENT AND PROVIDER RELATING TO OR ARISING OUT OF THIS AGREEMENT WILL BE SETTLED BY ARBITRATION BEFORE AND UNDER THE RULES OF THE ARBITRATION COMMITTEE OF FINRA.

This Agreement is non-exclusive and shall not be construed to prevent either party from engaging in any other business activities

This Agreement will be binding upon all successors, assigns or transferees of Client. No assignment of this Agreement by either party will be valid unless the other party consents to such an assignment in writing. Either party may freely assign this Agreement to any person or entity that acquires all or substantially all of its business or assets. Any assignment by the either party to any subsidiary that it may create or to a company affiliated with or controlled directly or indirectly by it will be deemed valid and enforceable in the absence of any consent from the other party.

Neither party will, without prior written approval of the other party, place or agree to place any advertisement in any website, newspaper, publication, periodical or any other media or communicate with the public in any manner whatsoever if such advertisement or communication in any manner makes reference to the other party, to any person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control, with the other party and to the clearing arrangements and/or any of the Services embodied in this Agreement. Client and Rialto will work together to authorize and approve co-branded notifications and client facing communication materials regarding the representations in this  Agreement. Notwithstanding any provisions to the contrary within, Client agrees that Rialto may make reference in marketing or other materials to any transactions completed during the term of this Agreement, provided no personal data or Confidential Information is disclosed in such materials.

THE CONSTRUCTION AND EFFECT OF EVERY PROVISION OF THIS AGREEMENT, THE RIGHTS OF THE PARTIES UNDER THIS AGREEMENT AND ANY QUESTIONS ARISING OUT OF THE AGREEMENT, WILL BE SUBJECT TO THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party

If any provision or condition of this Agreement will be held to be invalid or unenforceable by any court, or regulatory or self-regulatory agency or body, the validity of the remaining provisions and conditions will not be affected and this Agreement will be carried out as if any such invalid or unenforceable provision or condition were not included in the Agreement.

This Agreement sets forth the entire agreement between the parties with respect to the subject matter hereof and supersedes any prior agreement relating to the subject matter herein. The Agreement may not be modified or amended except by written agreement.

This Agreement may be executed in multiple counterparts and by facsimile or electronic means, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CLIENT:	Grass QOZF, Inc.	Rialto Markets LLC

Signature:	/s/ Don Harmer	/s/ Joel Steinmetz

Print Name:	Don Harmer	Joel Steinmetz

Title:	President/CEO	COO

Date:	12/06/2021	12/06/2021

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Schedule A – Indemnification

In connection with the engagement of Rialto Markets LLC (“Rialto Markets LLC” or “Advisor”) by (“Company”) to provide advisory services and render to the Company whatever services are mutually agreeable, as provided in the agreement to which this Schedule A is attached, such agreement together with this Schedule A being referred to as the “Agreement”, and in addition to the fees and expenses which the Company has agreed to pay under the Agreement, the Company agrees to:

(i)	indemnify and hold harmless Advisor, its affiliates (including, without limitation, Rialto Markets LLC Trading Markets LLC) and the respective members, directors, officers, agents and employees of Advisor and its affiliates (Advisor and each such person being an “Indemnified Person”) from and against any and all losses, claims, demands, damages, costs, charges, expenses or liabilities (or actions, investigations or other proceedings in respect thereof) (collectively, “Liabilities”); and

(ii)	reimburse each Indemnified Person for all fees and expenses (including reasonable legal and other professional fees) (collectively, “Expenses”) upon request as they are incurred in investigating, preparing, pursuing, participating in (including, without limitation, as a witness) or defending any claim, action, proceeding or investigation, whether or not in connection with pending or threatened litigation, whether or not any Indemnified Person is a party and whether brought by the Company or any third party (collectively, “Actions”) in each case, arising out of or in connection with advice or Services rendered or to be rendered by any Indemnified Person pursuant to this Agreement, related to or arising out of the transactions contemplated hereby or any Indemnified Person’s actions or failure to act in connection with any such advice, services or transactions; provided that the Company will not be responsible for any Liabilities or Expenses of any Indemnified Person that are determined by a judgment of a court of competent jurisdiction which is no longer subject to appeal or further review to have resulted from such Indemnified Person’s gross negligence or willful misconduct in connection with any of the advice, actions, inactions or Services referred to above.

Upon receipt by an Indemnified Person of actual notice of an Action against such Indemnified Person with respect to which indemnity may be sought under this Agreement, such Indemnified Person shall notify the Company; provided that failure to so notify the Company shall not relieve the Company from any liability which the Company may have on account of this indemnity or otherwise, except to the extent the Company shall have been materially prejudiced by such failure. The Company shall not be liable for any settlement of any Action effected without its written consent (which consent shall not be unreasonably withheld). In addition, the Company will not, without prior written consent of Advisor, settle, compromise or consent to the entry of any judgment in or otherwise seek to terminate any pending or threatened Action in respect of which indemnification or contribution may be sought hereunder if the Indemnified Person is an actual or potential party thereto, unless such settlement, compromise, consent or termination (x) includes an unconditional release of each Indemnified Person from all Liabilities arising out of such Action and (y) does not contain any statement as to or an admission of fault, culpability or a failure to act, by or on behalf of each Indemnified Person.

The Company also agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company, its security holders or creditors, or any person asserting claims on behalf of the Company, for or in connection with the engagement of the Advisor or advice or Services rendered or to be rendered pursuant to this Agreement, the transactions contemplated hereby or any Indemnified Person’s actions or inactions in connection with any such advice, Services or transactions except for Liabilities (and related Expenses) of the Company that are determined by a judgment of a court of competent jurisdiction which is no longer subject to appeal or further review to have resulted from such Indemnified Person’s gross negligence or willful misconduct in connection with any such advice, actions, inactions or Services. In no event shall an Indemnified Person be liable to the Company for any special, consequential, indirect or punitive damages.

In the event that the foregoing indemnity is judicially determined to be unavailable or insufficient to an Indemnified Person (other than in accordance with the terms hereof), the Company shall contribute to the Liabilities and Expenses paid or payable by such Indemnified Person in such proportion as is appropriate to reflect: (i) the relative benefits to the Company, its employees and its shareholders/equity holders, on the one hand, and to Advisor, on the other hand, of the Financings then contemplated (whether or not any such Financings are consummated); or (ii) if (and only if) the allocation provided by the immediately preceding clause is not permitted by the applicable law, not only such relative benefits but also the relative fault of the Company, on the one hand, and Advisor, on the other hand, in connection with the matters as to which such Liabilities or Expenses relate, as well as any other relevant equitable considerations; provided that in no event shall the Company contribute less than the amount necessary to ensure that all Indemnified Persons, in the aggregate, are not liable for any Liabilities and Expenses in excess of the amount of fees actually received by Advisor pursuant to this Agreement. The Company agrees that for the purposes of this paragraph the relative benefits to the Company and Advisor of the Financings then contemplated shall be deemed to be in the same proportion that the total value paid or issued or contemplated to be paid or issued to the Company, any affiliate of the Company, their security holders and employees, as the case may be, as a result of or in connection with such Financing bears to the fees paid or to be paid to Advisor under this Agreement.

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If any term, provision, covenant or restriction contained in this Schedule A is held by a court of competent jurisdiction or other authority by judgment or order no longer subject to review, to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Schedule A shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

The reimbursement, indemnity and contribution obligations of the Company set forth herein shall apply to any modification of this Agreement and shall remain in full force and effect regardless of any termination of, or the completion of any Indemnified Person’s services under or in connection with, this Agreement.

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Schedule B – Investment Applicant Service Levels (i. on page 1)

•	Silver: 1% of funds raised
o	50 states
o	AML / KYC processing
▪	Subscription agreement review
▪	Exceptions handled by Issuer
▪	Proactive outreach handled by Issuer
o	Marketing Material review

•	Gold: 2% of funds raised (Silver level PLUS)
o	Direct exception handling, for example:
▪	Payment issues
▪	Application issues
▪	KYC exceptions
▪	Chatty Investor dialogue
▪	Proactive outreach handled by Issuer

•	Platinum: 3% of funds raised (Gold level PLUS)
o	Proactive investor applicant outreach:
▪	Follow-up contact with investors who place incomplete applications
▪	Follow-up contact with those applicants who expressed interest but did not complete the application
o	Escrow management:
▪	Reconciliation of all payments in and out of the escrow account

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Schedule C – Compensation and Fee Chart

Offering Amount: $50,000,000

GRASS QOZF, Inc.

Fees Due Upon Execution of Agreement

DESCRIPTION	AMOUNT	PAYABLE UPON
Known Reimbursable Expenses and Professional Fees (unused funds to be returned to Company, includes Blue-Sky Filing Amendments declaring new BD)	$0	Submission of the 1-A with the SEC
Consulting Fee	$5,000	Within 30 Days of FINRA’s issuance of the No Objection Letter

Fees Due Upon Success of Reg A+ Offering

DESCRIPTION	AMOUNT	PAYABLE UPON
Onboarding Agent (Compliance & Administrative Services) Fees (For services provided as listed in a. through j. on page 1 of this agreement). This counts as Compensation.	3% of funds raised - PLATINUM PLAN (Schedule B) for $1,500,000	Success of Financing
Investor Outreach (Introduction to Investment Banks who have network of clients who are Institutional and Accredited type investors). This counts as Compensation.	8% of $20,000,000 for a maximum of $1,600,000	Success of Financing
TOTAL MAXIMUM COMPENSATION: $3,105,000
TOTAL MAXIMUM EXPENSES: NONE

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